UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

+1 (441) 295 59 50

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, par value $0.002 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of the common stock: 48

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Altamira Therapeutics Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 27, 2026	By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer